

February 25, 2013

D. Craig Kesler
Chief Financial Officer
Eagle Materials Inc.
3811 Turtle Creek Boulevard
Suite 1100
Dallas, Texas 75219

> **Re: Eagle Materials Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2012**
> **Filed May 25, 2012**
> **Form 8-K Filed January 23, 2013**
> **Response dated February 19, 2013**
> **File No. 1-12984**

Dear Mr. Kesler:

We have reviewed your response letter dated February 19, 2013, and have the following additional comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 8-K Filed January 23, 2013

1. We note your response to comment 2 in our letter dated February 8, 2012. While we understand that you did not acquire the portion of Lafarge's business that performed the overhead functions for the Lafarge Target Business, those functions are reflected in the historical financial statements and were a necessary part of the operation of the historical business. The impact on the historical operating results of eliminating these overhead functions would appear to be too uncertain to be considered factual. Further, the replacement of Lafarge Target Business' historical costs with the overhead costs based on your historical operations also would appear to contain some assumptions and estimates and are not purely factual. In this regard, you state in the disclosure that these adjustments are forward-looking and are not necessarily indicative of actual costs that will be incurred. As such, we continue to have concerns about whether the pro forma financial information you provided for the acquisition of the Lafarge Target Business in your Forms 8-K filed on September 26, 2012

and January 23, 2013, complies with the requirement in Article 11-02(b)(6) of Regulation S-X that adjustments are factually supportable. Please advise.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief